UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                AXCAN PHARMA INC.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    054923107
                                 (CUSIP Number)

                             Kenneth M. Socha, Esq.
                    Perseus-Soros BioPharmaceutical Fund, LP
                         The Army and Navy Club Building
                         1627 I Street, N.W., Suite 610
                              Washington D.C. 20006
                            Tel. No.: (202) 452-0101
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                  July 7, 2000
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                       Continued on the following page(s)
                               Page 1 of 40 Pages
                             Exhibit Index: Page 27

CUSIP No.  054923107                                          Page 2 of 40 Pages

                                  SCHEDULE 13D


1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                2,500,000
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 0
                        EACH             9     SOLE DISPOSITIVE POWER
                      REPORTING                2,500,000
                       PERSON
                        WITH             10    SHARED DISPOSITIVE POWER
                                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%


14       TYPE OF REPORTING PERSON*
         PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  054923107                                          Page 3 of 40 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                2,500,000
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 0
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  2,500,000
                        WITH
                                         10   SHARED DISPOSITIVE POWER
                                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  054923107                                         Page 4 of 40 Pages


                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                0
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 2,500,000
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  0
                        WITH
                                         10    SHARED DISPOSITIVE POWER
                                               2,500,000


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         OO

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  054923107                                          Page 5 of 40 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM Participation, LP

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                         7     SOLE VOTING POWER
                      NUMBER OF                0
                       SHARES
                    BENEFICIALLY         8     SHARED VOTING POWER
                      OWNED BY                 2,500,000
                        EACH
                      REPORTING          9     SOLE DISPOSITIVE POWER
                       PERSON                  0
                        WITH
                                         10    SHARED DISPOSITIVE POWER
                                               2,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         PN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 6 of 40 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         SFM AH, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                          7     SOLE VOTING POWER
                      NUMBER OF                 0
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  2,500,000
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   0
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                2,500,000



11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         CO
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 7 of 40 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Rappahannock Investment Company

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                          7     SOLE VOTING POWER
                      NUMBER OF                 0
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  2,500,000
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   0
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                2,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         CO
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 8 of 40 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in capacity described herein)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                          7     SOLE VOTING POWER
                      NUMBER OF                 0
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  2,500,000
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   0
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                2,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         IN
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                         Page 9 of 40 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States

                                          7     SOLE VOTING POWER
                      NUMBER OF                 0
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  2,500,000
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   0
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                2,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         IA

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  52728R 102                                        Page 10 of 40 Pages

                                  SCHEDULE 13D

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [ ]

         (b)      [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         AF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                               [ ]

6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware

                                          7     SOLE VOTING POWER
                      NUMBER OF                 0
                       SHARES
                    BENEFICIALLY          8     SHARED VOTING POWER
                      OWNED BY                  2,500,000
                        EACH
                      REPORTING           9     SOLE DISPOSITIVE POWER
                       PERSON                   0
                        WITH
                                          10    SHARED DISPOSITIVE POWER
                                                2,500,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.26%

14       TYPE OF REPORTING PERSON*
         OO; IA
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 11 of 40 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to the Common Shares, no par value (the "Common Shares"), of Axcan Pharma Inc., a Canadian corporation (the "Company"), whose principal executive office is located at 597 Laurier Boulevard, Mont-Saint-Hilaire, Quebec, Canada J3H 6C4. This statement on
Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition by Perseus-Soros BioPharmaceutical Fund, LP of more than 5% of the outstanding shares of the Company, as a result of which each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the outstanding shares of the Company.

Item 2.  Identity and Background.

         (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (a) (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser");

         (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP");

         (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners");

         (iv) SFM Participation, LP, a Delaware limited partnership ("SFM Participation");

         (v) SFM AH, Inc., a Delaware corporation ("SFM AH");

                                                             Page 12 of 40 Pages

         (vi) Rappahannock Investment Company, a Delaware corporation ("Rappahannock");

         (vii) Mr. Frank H. Pearl ("Mr. Pearl");

         (viii) Mr. George Soros ("Mr. Soros"); and

         (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC").

         The Purchaser was formed in order to engage in the acquiring, holding and disposing of investments in various companies. PSP GP is the general partner of the Purchaser and was formed to act as the general partner of the Purchaser. PBFP Partners and SFM Participation are the managing members of PSP GP.

         PBFP Partners was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Rappahannock is the managing member of PBFP Partners and exercises exclusive management and control of PBFP Partners. Mr. Pearl is the sole shareholder and Chairman of the Board of Rappahannock. Set forth on Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the executive officers of Rappahannock.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, PSP GP, PBFP Partners, Rappahannock and Mr. Pearl may be deemed a beneficial owner of the Common Shares held for the account of the Purchaser.

                                                             Page 13 of 40 Pages

         SFM Participation was formed in order to engage in the acquiring, holding and disposing of investments in various companies. SFM AH is the general partner of SFM Participation. Mr. Soros is the sole shareholder of SFM AH. Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause SFM AH, as the general partner of SFM Participation, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership in SFM AH and (b) the assignment to SFM LLC of the general partnership interest in SFM Participation (the "SFM AH Contract"). Set forth on Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is a list of the directors and executive officers of SFM AH.

         Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, SFM Participation and SFM AH each may be deemed a beneficial owner of the Common Shares held for the account of the Purchaser.

         The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman and President of SFM LLC at SFM LLC's principal office.

         Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the SFM AH Contract, and Mr. Soros, in his

                                                             Page 14 of 40 Pages

capacity as Chairman and President of SFM LLC, may be deemed a beneficial owner of the Common Shares held for the account of the Purchaser.

         The address of the principal business and principal offices of (i) the Purchaser, (ii) PSP GP, (iii) PBFP Partners, (iv) Rappahannock and (v) Mr. Pearl is The Army and Navy Club Building, 1627 I Street, N.W., Suite 610, Washington D.C. 20006. The present principal occupation or employment of Mr. Pearl is as an executive officer of Perseus, LLC, a Delaware limited liability company, and its related entities. Mr. Pearl is a United States citizen.

         The address of the principal business and principal offices of (i) SFM Participation, (ii) SFM AH, (iii) Mr. Soros and (iv) SFM LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC. The Purchaser, PSP GP, PBFP Partners, Rappahannock and Mr. Pearl assume no responsibility for such

                                                             Page 15 of 40 Pages

information. Information contained herein concerning PBFP Partners, Rappahannock and Mr. Pearl has been provided by each such Reporting Person. The Purchaser, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Purchase Agreement, dated as of June 22, 2000 (the "Stock Purchase Agreement"), between the Company and the Purchaser, the Company issued, and the Purchaser acquired from the Company, 2,500,000 Common Shares of the Company for an aggregate purchase price of $15,000,000 (the "Purchase Price") and the source of which was capital contributions from the partners of the Purchaser.

         The Common Shares (or securities derivative thereof) held for the account of the Purchaser may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Common Shares (or securities derivative thereof), are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

         Except as disclosed herein, the Reporting Persons have acquired the Common Shares for investment purposes.

                                                             Page 16 of 40 Pages


         A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and incorporated by reference herein and a copy of the Board Letter, dated as of June 22, 2000, between the Company and the Purchaser (the "Board Letter") is attached hereto as Exhibit 2 and incorporated herein by reference. Set forth below is a summary of the material terms of the Stock Purchase Agreement and Board Letter. The following summary is qualified in its entirety by reference to the Stock Purchase Agreement and Board Letter.

Terms of the Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement, the Purchaser acquired from the Company, 2,500,000 Common Shares. The transactions contemplated by the Stock Purchase Agreement closed on July 7, 2000. The Common Shares each carry one vote at all meetings of shareholders and, subject to the prior rights attached to the preferred shares of the Company, participate ratably in any dividends declared by the Board of Directors of the Company on the Common Shares and are entitled, on the liquidation, dissolution, winding-up or other distribution of assets of the Company for the purposes of winding-up its affairs, to a pro rata share of the assets of the Company after payment of all of its liabilities and obligations.

Terms of the Board Letter

                  Pursuant to the Board Letter, at the Company's next annual meeting, the Company (or its Board of Directors or a committee thereof) shall nominate, unanimously recommend to its stockholders and use its best efforts to elect one person designated by the Purchaser (the "Purchaser Director") as a candidate for the Board of

                                                             Page 17 of 40 Pages

Directors of the Company. At all times after the next annual meeting of shareholders of the Company, so long as the Purchaser or its affiliates hold, in the aggregate, at least 6.0% of the outstanding Common Shares (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to July 7, 2000), the Purchaser shall be entitled to exercise the right provided for in the foregoing sentence in respect of each subsequent meeting of shareholders of the Company. From and after July 7, 2000, so long as the Purchaser or its affiliates hold, in the aggregate, at least: (i) 6.0% of the outstanding Common Shares of the Company; or (ii) 1.25 million Common Shares (with appropriate adjustment made for any stock dividend, split-up or subdivision or any combination or reclassification made or effected subsequent to July 7, 2000), the Purchaser shall have certain board observation rights at all times when it is not represented on the Board of Directors of the Company.

Additional Disclosure

         The Reporting Persons may from time to time acquire additional Common Shares in the open market or in privately negotiated transactions, subject to availability of Common Shares at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of the Common Shares in privately negotiated transactions or in the open market. In addition, the Reporting Persons may formulate other purposes, plans or proposals

                                                             Page 18 of 40 Pages

regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

         Except as described in the Stock Purchase Agreement or the Board Letter, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

                                                             Page 19 of 40 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) As set forth above, on July 7, 2000, the Company issued to the Purchaser, and the Purchaser acquired, 2,500,000 Common Shares.

         Accordingly, as of July 7, 2000, each of the Reporting Persons may be deemed to beneficially own an aggregate of 2,500,000 Common Shares which, based on calculations made in accordance with Rule 13d-3(d) and there being 34,456,254 Common Shares outstanding on March 31, 2000 as disclosed by the Company in its Prospectus filed with the Commission on June 23, 2000, represents approximately 7.26% of the outstanding Common Shares on a diluted basis in accordance with Rule 13d-3(d).

         (b) (i) Each of the Purchaser and PSP GP may be deemed to have sole power to direct the voting and disposition of the 2,500,000 Common Shares beneficially owned by the Purchaser.

         (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of the Reporting Persons, other than the Purchaser and PSP GP, may be deemed to share the power to direct the voting and disposition of the 2,500,000 Common Shares beneficially owned by the Purchaser.

         (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any Common Shares or has effected any transaction in Common Shares during the preceding 60 days.

                                                             Page 20 of 40 Pages

         (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Shares (or securities derivative thereof) held for the account of the Purchaser in accordance with their partnership interests in the Purchaser. Paragraph (e) of
Item 5 of Schedule 13D is not applicable to this filing.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Common
         Stock of the Issuer.
         ------------------------------------------

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Shares (or securities derivative thereof), for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         Except as described elsewhere in this Schedule 13D and as set forth in the Stock Purchase Agreement and the Board Letter, copies of which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2

                                                             Page 21 of 40 Pages

and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.

         1. Stock Purchase Agreement, dated as of June 22, 2000 (the "Stock Purchase Agreement"), between Axcan Pharma Inc. and Perseus-Soros
BioPharmaceutical Fund, LP.

         2. Board Letter, dated as of June 22, 2000, between Axcan Pharma Inc. and Perseus-Soros BioPharmaceutical Fund, LP.

         3. Power of Attorney dated January 27, 2000 appointing Michael C. Neus and Richard D. Holahan, Jr., Attorney-In-Fact for George Soros.

         4. Joint Filing Agreement, dated July 17, 2000, among (i) Perseus-Soros BioPharmaceutical Fund, LP, (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, LP, (v) SFM AH, Inc., (vi) Rappahannock Investment Company, (vii) Frank H. Pearl, (viii) George Soros and (ix) Soros Fund Management LLC.

                                                             Page 22 of 40 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2000

                                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND,
                                    LP

                                    By:     Perseus-Soros Partners, LLC,
                                            General Partner

                                    By:     SFM Participation, LP,
                                            Member

                                    By:     SFM AH, Inc.,
                                            General Partner


                                    By:   /s/ Michael C. Neus
                                        ------------------------
                                        Name: Michael C. Neus
                                        Title:  Vice President

                                    PERSEUS-SOROS PARTNERS, LLC

                                    By:     SFM Participation, LP,
                                            Member

                                    By:     SFM AH, Inc.,
                                            General Partner


                                    By:   /s/ Michael C. Neus
                                        ------------------------
                                        Name: Michael C. Neus
                                        Title:  Vice President

                                                             Page 23 of 40 Pages




                                    PERSEUS BIOTECH FUND PARTNERS, LLC

                                    By:  Rappahannock Investment Company,
                                         Managing Member

                                    By:   /s/ Frank H. Pearl
                                        ------------------------
                                         Name: Frank H. Pearl
                                         Title: Sole Shareholder


                                    RAPPAHANNOCK INVESTMENT COMPANY

                                    By:   /s/ Frank H. Pearl
                                        ------------------------
                                         Name: Frank H. Pearl
                                         Title: Sole Shareholder


                                    MR. FRANK H. PEARL


                                    By:   /s/ Frank H. Pearl
                                        ------------------------
                                         Name:  Frank H. Pearl

                                    SFM PARTICIPATION, LP

                                    By:     SFM AH, Inc.,
                                            General Partner


                                    By:   /s/ Michael C. Neus
                                        ------------------------
                                         Name:  Michael C. Neus
                                         Title: Vice President

                                    SFM AH, INC.


                                    By:   /s/ Michael C. Neus
                                        ------------------------
                                         Name:  Michael C. Neus
                                         Title:  Vice President

                                                             Page 24 of 40 Pages




                                MR. GEORGE SOROS


                                    By:   /s/ Michael C. Neus
                                        ------------------------
                                         Name:  Michael C. Neus
                                         Title:  Attorney-in-fact

                                    SOROS FUND MANAGEMENT LLC


                                    By:   /s/ Michael C. Neus
                                        ------------------------
                                         Name:  Michael C. Neus
                                         Title: Deputy General Counsel

                                                             Page 25 of 40 Pages


                                     ANNEX A

              Executive Officers of Rappahannock Investment Company


Name/Title/Citizenship      Principal Occupation        Business Address
Kenneth M. Socha            Executive Officer of        c/o Perseus, LLC
Senior Vice President       Perseus and related         The Army and Navy Club
(United States)             entities                    Building
                                                        1627 I Street, NW
                                                        Suite 610
                                                        Washington, DC 20006

Rodd J. Macklin             Executive Officer of        c/o Perseus, LLC
Controller and Secretary    Perseus and related         The Army and Navy Club
(United States)             entities                    Building
                                                        1627 I Street, NW
                                                        Suite 610
                                                        Washington, DC 20006

         To the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

                                                             Page 26 of 40 Pages


                                     ANNEX B

                       Executive Officers of SFM AH, INC.


Name/Title/Citizenship      Principal Occupation        Business Address
Michael C. Neus             Deputy General Counsel      888 Seventh Avenue
President                   of SFM LLC and General      33rd Floor
(United States)             Counsel of Soros Private    New York, NY  10106
                            Funds Management LLC

Daniel R. Eule              Tax Director of SFM         888 Seventh Avenue
Vice President              LLC                         33rd Floor
(United States)                                         New York, NY  10106

Eve Mongiardo               Chief Financial Officer of  888 Seventh Avenue
Treasurer                   Soros Private Funds         33rd Floor
(United States)             Management LLC              New York, NY  10106

Richard D. Holahan, Jr.     Assistant General Counsel   888 Seventh Avenue
Secretary                   of SFM LLC                  33rd Floor
(United States)                                         New York, NY  10106


         To the best of the Reporting Persons' knowledge:

         (a) None of the above persons hold any Common Stock or securities derivative thereof.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock or securities derivative thereof.

                                                             Page 27 of 40 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

1. Stock Purchase Agreement, dated as of June 22, 2000 (the "Stock Purchase Agreement"), among Axcan Pharma Inc. and Perseus-
      Soros BioPharmaceutical Fund, LP  ..................................28

2.    Board Letter, dated as of June 22, 2000 (the "Board Letter"), among Axcan Pharma Inc. and Perseus-Soros BioPharmaceutical
      Fund, LP ...........................................................34

3.    Power of Attorney dated January 27, 2000 appointing Michael C.
      Neus and Richard D. Holahan, Jr., Attorney-In-Fact for George
      Soros ..............................................................37

4.    Joint Filing Agreement, dated July 17, 2000, among (i) Perseus-
      Soros BioPharmaceutical Fund, LP, (ii) Perseus-Soros Partners,
      LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM
      Participation, LP, (v) SFM AH, Inc., (vi) Rappahannock
      Investment Company, (vii) Frank H. Pearl, (viii) George Soros and (ix) Soros Fund Management LLC .................................38